Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

SUPERFUND GREEN, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED FEBRUARY 10, 2010 TO PROSPECTUS DATED NOVEMBER 24, 2009
JANUARY 2010 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	January 2010	Year to Date	1/31/2010	1/31/2010

Series A	−9.38%	−9.38%	$31,072,087	$1,227.43
Series B	−14.51%	−14.51%	$44,721,912	$1,243.58

*	All performance is reported net of fees and expenses

Fund results for January 2010:

Global equities continued to trend higher early in January, but reversed sharply by month’s end, resulting in significant losses for the Fund. U.S. equities fell despite strong corporate earnings and an excellent fourth quarter GDP figure as continued high unemployment numbers and a reemergence of weakness in the housing market combined with concerns over proposed bank regulations and Federal Reserve Bank Chairman Bernanke’s reappointment to weigh on values. The Dow Jones Industrial Average (−3.5%) and Nasdaq Composite Index (−6.8%) both finished lower. European equities also contributed to the Fund’s monthly losses with the Germany’s DAX (−6.7%), the United Kingdom’s FTSE (−4.2%), France’s CAC40 (−5.1%), and Spain’s IBEX35 (−8.3%) all finishing lower. Concerns intensified over Greece’s ability to make debt payments sending the ASE20 (−8%) plummeting. Asian stocks fell as China began to take steps to slow growth and curb lending in response to an overheating economy. The Hang Seng (−7.8%) and Taiwan’s TWSE (−7.3%) fell, while Japan’s Nikkei (−3.6%) struggled as the yen strengthened and a debt downgrade loomed. A mixture of long and short positions in the stock indices sector produced losses on the month.

Global short-term interest futures rebounded in January with numerous products trading to new contract highs. Eurodollar futures rallied as weaker than expected fundamental data in the U.S. prompted the selling of equities and the buying of safer short-term assets. December’s dismal job figures, an unexpected drop in retail sales, and consumer prices rising less than forecasted, contributed to the rally. In Britain, high spending and falling revenues appear likely to lead to a deficit of more than 12.5% of GDP, which is above the rate of 9.6% in the U.S. and 6.9% in the European Union. The ominous outlook pushed 3 month Sterling futures higher, while June and September 3 month Bank Acceptance futures rallied to new contract highs. A mixture of long and short positions resulted in a monthly gain in the interest rate sector.

The U.S. dollar index extended its December gains in January, finishing 1.7% higher as risk capital flowed into the greenback following China’s strong signals that it would act to contain its rapid growth and news that the Obama administration would step up efforts to limit speculation by major U.S. banks. Entrenched trends in emerging market currencies continued to unwind with the Brazilian real leading the way with a loss of 8.7% as attention turned to the country’s 14th straight month of budget deficits and total debt to GDP ratio of well over 40%. The Chilean peso gave back 3.3% as base metals corrected sharply. The euro fell another 3.2% as the sovereign debt problems of Greece intensified. Meanwhile, a shift in the balance of power in the U.S. Senate lowered prospects for additional U.S. deficit spending in the short term. The Canadian dollar sold off sharply, finishing almost 2.2% lower on a sharp correction in the commodities markets. The Fund’s short positions in the U.S. dollar led the currencies sector to a loss on the month.

Front-month crude oil futures rose to their highest level since the fall of 2008 in early January until a U.S. dollar reversal and growing global economic fears led to a sell-off of 8.4%. Surging Chinese GDP growth and inflation forced Chinese authorities to undertake steps to curb lending, thus fueling the sell-off. Losses accelerated amid the realization that growth would most likely slow in China, the main driver of the current recovery. German consumer confidence declined more than expected, adding positive momentum to the U.S. dollar rally at the expense of crude oil. Lastly, OPEC members struggled with quota compliance, leading to excessive supply amid a suspect future demand picture. March natural gas finished 7% lower as the return of mild temperatures stabilized inventories near the 5-year average after the steep drawdown following December’s cold snap. Although short natural gas positions performed well, the gains were not enough to offset poor crude oil performance. This mixture of long and short energy positions produced an overall loss.

Base metals reversed after the Chinese government enacted several measures to curb lending amid fears of an emerging asset bubble in the real estate sector. London zinc lost over 17%, while lead and copper lost 17.1% and 9%, respectively, as the Chinese central bank raised reserve requirements and ordered some banks to cease lending altogether. Zinc output in the country rose to a record high in December, forcing London zinc lower as Chinese domestic values traded at a steep discount to their London counterpart. Existing homes sales in the U.S. fell 17% in December, the largest decline since 1968, as government incentives expired. Precious metals opened the month with a nice move higher before values reversed as the Chinese measures and news that the Obama administration was seeking to limit bank trading activities sent risk capital back into the U.S. dollar. February gold sold off late to finish 1.2% lower. These developments led our long metals positions to an overall loss for the month.

Other market sectors did not reveal significant trends and did not have a significant impact on this month’s overall negative performance.

For the month of January 2010, Series A lost 9.38% and Series B lost 14.51%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GREEN, L.P. — SERIES A
JANUARY 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended January 31, 2010)

STATEMENT OF INCOME

January 2010

Investment income, interest	$271

Expenses
Management fee	48,184
Ongoing offering expenses	26,045
Operating expenses	3,907
Selling Commissions	104,181
Other expenses	749
Incentive fee	—
Brokerage commissions	76,420

Total expenses	259,486

Net investment gain (loss)	(259,215)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(2,677,043)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(280,388)

Net gain(loss) on investments	(2,957,431)

Net increase (decrease) in net assets from operations	$(3,216,646)

STATEMENT OF CHANGES IN NET ASSET VALUE

January 2010

Net assets, beginning of period	$33,862,716

Net increase (decrease) in net assets from operations	(3,216,646)
Capital share transactions
Issuance of shares	976,238
Redemption of shares	(550,221)

Net increase(decrease) in net assets from capital share transactions	426,017
Net increase(decrease) in net assets	(2,790,629)

Net assets, end of period	$(31,072,087)

NAV Per Unit, end of period	$1,227.43

SUPERFUND GREEN, L.P. — SERIES B
JANUARY 2010 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended January 31, 2010)

STATEMENT OF INCOME

January 2010

Investment income, interest	$(79)

Expenses
Management fee	69,351
Ongoing offering expenses	37,487
Operating expenses	5,623
Selling Commissions	149,948
Other expenses	1,162
Incentive fee	—
Brokerage commissions	185,815

Total expenses	449,386

Net investment gain(loss)	(449,465)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(6,176,013)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(964,528)

Net gain(loss) on investments	(7,140,541)

Net increase (decrease) in net assets from operations	$(7,590,006)

STATEMENT OF CHANGE IN NET ASSET VALUE

January 2010

Net assets, beginning of period	$52,710,635

Net increase (decrease) in net assets from operations	(7,590,006)
Capital share transactions
Issuance of shares	488,570
Redemption of shares	(887,287)

Net increase (decrease) in net assets from capital share transactions	(398,717)
Net increase(decrease) in net assets	(7,988,723)

Net assets, end of period	$44,721,912

NAV Per Unit, end of period	$1,243.58

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.